SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings Local 1-2 Plan
TransCanada USA Services Inc., 700 Louisiana Street, Suite 700
Houston, Texas 77002-2700

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(k) AND SAVINGS
LOCAL 1-2 PLAN

 All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan participants of TransCanada 401(k) and Savings Local 1-2 Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) as of December 31, 2017 (in Liquidation) and 2016 (Ongoing), and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 (in Liquidation) and 2016 (Ongoing), and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2016
Kingston, NH
June 18, 2018

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (thousands of U.S. dollars)	2017 (in Liquidation)	2016 (Ongoing)
Assets
Investments at fair value (Note 3)	$ 4,749	$ 26,888
Notes receivable from participants	7	1,343
Net Assets Available for Benefits	$ 4,756	$ 28,231

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS IN LIQUIDATION

Year ended December 31 (thousands of U.S. dollars)	2017
Additions
Contributions
Employee contributions	$ 966
Employer contributions	105
1,071
Investment Income
Net appreciation in fair value of investments (Note 3)	2,379
Interest and dividend income	199
2,578
Interest on notes receivable from participants	28
Other revenue	5
Total Additions	3,682

Deductions
Benefits paid to participants	27,153
Administrative expenses	4
Total Deductions	27,157
Decrease in Net Assets Available for Benefits	(23,475)
Net Assets Available for Benefits
Beginning of Year (ongoing)	28,231
End of Year (in liquidation)	$ 4,756

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016
NOTE 1:    DESCRIPTION OF PLAN
The TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) who are covered under a collective bargaining agreement with the Utility Workers Union of America (UWUA) Local 1-2 Ravenswood.  The Plan excludes employees hired under the Company’s student program.  Employees are eligible for employer-matching contributions when they have completed 11 months of service by the end of a 12 month period with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Investments Institutional Operations Company serves as the recordkeeper for the Plan.

Employee and Employer Contributions
Each year, participants may elect to defer a percentage of their eligible compensation into the Plan subject to an annual limit of the lesser of 50 per cent of their eligible compensation or $18,000, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants age 50 or older who are making deferral contributions may also make catch-up contributions of up to $6,000. The Company may make discretionary matching contributions, if any, to be determined annually, as well as required matching contributions under a collective bargaining agreement. Participants may contribute amounts transferred to the Plan from another qualified plan at the participant’s request (rollover).

Participant Accounts
Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings.  Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund.
Participants are responsible for investment decisions relating to the investment of assets in their account.  The Trustee carries out all investing transactions on behalf of the participant. In the event investment instructions are not received from the participant, contributions are allocated to the Plan's qualified default option, the Fidelity Freedom K target date funds, based upon the participant's expected date of retirement.

Investment in TransCanada Corporation
Stock of TransCanada Corporation (TransCanada), indirect parent company of TCUSA, is available to participants in the Plan. Participants may elect to invest up to 10 per cent of contributions in TransCanada stock. Participants may elect to exchange up to 10 per cent of their existing account balance into TransCanada stock, subject to a 10 per cent maximum account value. Additionally, no more than 10 per cent of any rollover contribution can be invested in TransCanada stock.

Vesting
Participants are immediately vested in their contributions, including rollovers, and any earnings thereon. Employer-matching contributions and earnings are vested on the participant’s three year anniversary. Upon plan termination, all participants are fully vested.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 per cent of their vested account balance. Note terms range from one to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2017 at 4.50% (2016 - 4.25 per cent to 5.75 per cent). Principal and interest are paid through payroll deductions.
A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due.  In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.

Payment of Benefits
Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship.  Distributions are made in the form of a lump-sum payment, installment payments or a rollover to another qualified account.
A participant’s normal retirement age is 65, however, participants may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.
In certain circumstances, participants may elect to withdraw all or a portion of their vested matching contributions that have been in their account for a minimum of 36 months, subject to certain conditions.

Forfeitures
As participants are immediately 100 per cent vested in employee contributions and related plan earnings, there are no forfeitures of these amounts.  Employer contributions that are not vested are forfeited if the participant’s employment is terminated for reasons other than death or retirement, and are used first to pay administrative expenses and next to reduce future employer contributions.

Administrative Expenses
The Plan Administrator is responsible for filing all required reports on behalf of the Plan.  The Company provides or pays for certain accounting, legal and management services on behalf of the Plan.  The Company has not charged the Plan for these expenses or services. Loans and other transaction specific fees are charged to the accounts of participants electing such transactions.  Certain investment related expenses, including management fees, are paid by the mutual funds in which the Plan invests, including those sponsored by an affiliate of Fidelity. These expenses are presented as a reduction of investment income.

Sale of Ravenswood
TransCanada completed the sale of Ravenswood to Helix Generation, LLC, an affiliate of LS Power Equity Advisors on June 2, 2017. Transferring employees were terminated from TransCanada and commenced employment with the operators designated by LS Power. A resolution to terminate the Plan was executed effective June 2, 2017. As a result, all employees are fully vested in their account balances.

NOTE 2:    SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan were prepared in accordance with U.S. generally accepted accounting principles. The December 31, 2017 financial statements are presented on a liquidation basis of accounting due to the imminent termination of the Plan in 2018 and the December 31, 2016 financial statements were prepared on an ongoing basis.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.
Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable from Participants
Notes Receivable from Participants includes the unpaid principal balance plus any accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Other Revenue
The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares revenue generated by the Plan that was paid from the mutual fund holdings sponsored by an affiliate of the Trustee. These deposits are included in the other revenue amount in the statement of changes in net assets available for benefits. The funds can be used to pay plan expenses or be allocated to participants. Income from revenue sharing during 2017 was $5,029 of which nil (2016 - $14,016) remains available at December 31, 2017 for allocation to participants or to offset future plan expenses.
Payment of Benefits
Benefits are recorded when paid.

NOTE 3:    INVESTMENTS

Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan. Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the TransCanada Stock Fund, which invests in securities of a single issuer.

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Fair Value Hierarchy

The Plan’s financial assets and liabilities recorded at fair value have been categorized into three levels based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III investments or transfers between levels in 2017 or 2016.

Common Stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2017 and 2016.  As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Quoted Prices in Active Markets (Level I)
December 31 (thousands of U.S. dollars)	2017	2016

Mutual funds	$ 4,650	$ 26,283
Common stock and other	99	605
Investments at Fair Value	$ 4,749	$ 26,888

Net Appreciation in Fair Value of Investments
Net Appreciation in Fair Value of Investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of U.S. dollars)	2017

Mutual funds	$ 2,330
Common stock and other	49
Net Appreciation in Fair Value of Investments	$ 2,379

NOTE 4:    INCOME TAXES

Effective December 15, 2009, the Plan was restated to a volume submitter plan. The Plan obtained an advisory letter on March 31, 2014 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions, however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 5:    PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity, the Trustee, therefore these investments qualify as party-in-interest transactions.

At December 31, 2017, Plan investments included $97,545 (2016 - $602,288) of TransCanada common stock and $1,191 (2016 - $1,230) in a stock purchase account.  Transactions involving these investments are permitted party-in-interest transactions.

NOTE 6:    SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through the date these financial statements were issued.

The Company signed a resolution to terminate the Plan effective June 2, 2017. All active members of the Plan were terminated from Company service on June 2, 2017. Certain inactive members remained in the Plan until they returned to active service. The last inactive member returned to active service on January 16, 2018. On January 8, 2018, the Company gave Fidelity direction to begin liquidation of assets, allowing employees until April 8, 2018 to voluntarily transfer their balances out of the Plan. Effective April 8, 2018, any remaining account balances were rolled into personal IRAs. Expenses expected to be incurred in liquidation are insignificant.

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

EIN #:     98-0460263
PLAN #:  006

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Vanguard Institutional Target Retirement Income Fund	Mutual Fund		$ 736,509
	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund		668,331
	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund		493,179
*	Fidelity® 500 Index Fund	Mutual Fund		483,034
*	Fidelity® Money Market Portfolio Class I Government Portfolio Class I	Mutual Fund		412,640
	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund		399,078
	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund		294,127
	Mainstay Large Cap Growth Fund	Mutual Fund		271,885
	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund		129,645
	Baron Asset Fund	Mutual Fund		123,055
*	Fidelity® U.S. Bond Index Fund	Mutual Fund		111,984
*	Fidelity® Extended Market Index Fund - Premium	Mutual Fund		89,119
	JP Morgan Equity Income Fund	Mutual Fund		82,076
*	Fidelity® Small Cap Index Fund	Mutual Fund		81,729
	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund		53,735
	Fidelity® International Discovery Fund	Mutual Fund		51,268
	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund		50,963
	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund		40,649
	Artisan Mid Cap Value Fund	Mutual Fund		34,535
	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund		29,693
	Vanguard Total International Stock Index Fund	Mutual Fund		12,767
	Baird Core Plus Bond Fund	Mutual Fund		134
*	Fidelity® Inflation-Protected Bond Index Fund	Mutual Fund		33

	Total Mutual Funds			$ 4,650,168

*	TransCanada Corporation	Common Stock		97,545
*	Fidelity Cash Reserves	Stock Purchase Account		1,191
*	Participant Loans	Interest rate at 4.50% maturing in 2021		7,379
	Total Investments			$ 4,756,283
 * Represents a party-in-interest (Note 5)
** Omitted as investments are participant-directed
 See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 18, 2018

TransCanada 401(k) and Savings Local 1-2 Plan
By:	/s/ Jon A. Dobson
Jon A. Dobson Member TransCanada USA Investment Committee